SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


                                SCHEDULE 13G


                 Under the Securities Exchange Act of 1934
                         (Amendment No. ________)*


                    Security Capital Group Incorporated
--------------------------------------------------------------------------------
                              (Name of Issuer)


Class A Common Stock, $.01 par value per share and Class B Common Stock,
$.01 par value per share
--------------------------------------------------------------------------------
                      (Title of Classes of Securities)

                          81413P105 and 81413P204
                   --------------------------------------
                              (CUSIP Numbers)



Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

              [ ]      Rule 13d-1(b)
              [X]      Rule 13d-1(c)
              [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                 Page 1 of 6 pages

  CUSIP Nos. 81413P105 and 81413P204       13G              Page 2 of 6 Pages
---------------------------------------                    --------------------



  1       NAME OF REPORTING PERSON
          I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                          Security Capital U.S. Realty
--------------------------------------------------------------------------------
  2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
--------------------------------------------------------------------------------
  3       SEC USE ONLY

--------------------------------------------------------------------------------
  4       CITIZENSHIP OR PLACE OF ORGANIZATION

                      Grand Duchy of Luxembourg
--------------------------------------------------------------------------------
                        5   SOLE VOTING POWER

                               52,431 Shares of Class A Common Stock
                               1,964,286 Shares of Class B Common Stock
                      ----------------------------------------------------------
   NUMBER OF            6   SHARED VOTING POWER
    SHARES
  BENEFICIALLY                   -0- Shares
   OWNED BY           ----------------------------------------------------------
     EACH               7   SOLE DISPOSITIVE POWER
   REPORTING
     PERSON                    52,431 Shares of Class A Common Stock
      WITH                     1,964,286 Shares of Class B Common Stock
                      ----------------------------------------------------------
                        8   SHARED DISPOSITIVE POWER

                                 -0- Shares
--------------------------------------------------------------------------------

  9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               52,431 Shares of Class A Common Stock
               1,964,286 Shares of Class B Common Stock
-------------------------------------------------------------------------------
  10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                         [ ]
--------------------------------------------------------------------------------
  11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               2.9% of the Shares of Class A Common Stock
               12.0% of the Shares of Class B Common Stock
--------------------------------------------------------------------------------
  12    TYPE OF REPORTING PERSON*

                         CO
--------------------------------------------------------------------------------


                      *SEE INSTRUCTIONS BEFORE FILLING OUT!



                                Page 2 of 6 pages

 CUSIP Nos. 81413P105 and 81413P204       13G               Page 3 of 6 Pages
-------------------------------------                  -------------------------



  1      NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

                           Security Capital Holdings S.A.
--------------------------------------------------------------------------------
  2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a) [ ]
                                                                       (b) [ ]
--------------------------------------------------------------------------------
  3      SEC USE ONLY

--------------------------------------------------------------------------------
  4      CITIZENSHIP OR PLACE OF ORGANIZATION

                 Grand Duchy of Luxembourg
--------------------------------------------------------------------------------
                     5     SOLE VOTING POWER

                                52,431 Shares of Class A Common Stock
                                1,964,286 Shares of Class B Common Stock
                   -------------------------------------------------------------
    NUMBER OF        6    SHARES VOTING POWER
     SHARES
  BENEFICIALLY                 -0- Shares
    OWNED BY       -----------------------------------------------------------
      EACH           7    SOLE DISPOSITIVE POWER
    REPORTING
      PERSON                    52,431 Shyares of Class A Common Stock
       WITH                     1,964,286 Shares of Class B Common Stock
                   -------------------------------------------------------------
                     8    SHARES DISPOSITIVE POWER

                                 -0- Shares
--------------------------------------------------------------------------------

  9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      52,431 Shares of Class A Common Stock
                      1,964,286 Shares of Class B Common Stock
--------------------------------------------------------------------------------
 10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [ ]
--------------------------------------------------------------------------------
 11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                 2.9% of the Shares of Class A Common Stock
                 12.0% of the Shares of Class B Common Stock
--------------------------------------------------------------------------------
 12       TYPE OF REPORTING PERSON*

                            CO
--------------------------------------------------------------------------------


                       *SEE INSTRUCTIONS BEFORE FILLING OUT!




                                Page 3 of 6 pages

Item 1(a).        Name of Issuer:

                  Security Capital Group Incorporated

      (b).        Address of Issuer's Principal Executive Offices:

                  125 Lincoln Avenue, Santa Fe, New Mexico   87501

Item 2(a).        Name of Persons Filing:

                  Security Capital U.S. Realty, a corporation organized and existing under the laws of the Grand Duchy of Luxembourg ("SC-USREALTY") and Security Capital Holdings S.A., a corporation organized and existing under the laws of the Grand Duchy of Luxembourg and a wholly-owned subsidiary of SC-USREALTY ("Holdings").

       (b). Address of Principal Business Office or, if none, residence of both filing persons:

                  69, route d'Esch, L-1470 Luxembourg

       (c).      Citizenship of both filing persons:

                 Grand Duchy of Luxembourg

       (d).       Title of Classes of Securities:

                  Class A Common Stock, $.01 par value per share ("Class A Shares") Class B Common Stock, $.01 par value per share ("Class B Shares")

       (e).       CUSIP Numbers:

                  Class A Shares - 81413P105
                  Class B Shares - 81413P204

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                  This statement is not filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c).

Item 4.  Ownership.

       (a).       Amount Beneficially Owned:

                  Through its wholly-owned subsidiary Holdings, SC-USREALTY beneficially owns 52,431 Class A Shares and 1,964,286 Class B Shares. The holders of Class A Shares are entitled to one vote, while the holders of Class B Shares are entitled to one two-hundredth of a vote, for each share held of record on all matters submitted to a vote of shareholders. Each Class A Share can be converted into 50 Class B Shares at the option of the holder.






                             Page 4 of 6 pages

       (b).       Percent of Class:

                  Approximately 2.9% of the Class A Shares and 12.0% of the Class B Shares determined in accordance with the provisions of Rule 13d-1 promulgated under the Act.

       (c).       Number of shares as to which such person has:

                  (i).     Sole power to vote or to direct the vote:

                           SC-USREALTY, through its wholly-owned subsidiary Holdings, has the sole power to vote or direct the vote of 52,431 Class A Shares and 1,964,286 Class B Shares.

                           Holdings owns all 52,431 Class A Shares and
                           1,964,286 Class B Shares beneficially owned by SC-USREALTY.

                           Voting and investment decisions with respect to the Class A Shares and the Class B Shares are currently made by the Board of Directors of Holdings at the direction of the Board of Directors of SC-USREALTY.

                  (ii).    Shared power to vote or to direct the vote:

                           None.

                  (iii). Sole power to dispose or to direct the disposition of:

                           SC-USREALTY, through its wholly-owned subsidiary Holdings, has the sole power to dispose or to direct the disposition of 52,431 Class A Shares and 1,964,286 Class B Shares.

                           See also Item 4(c)(i) above.

                  (iv). Shared power to dispose or to direct the disposition of:

                           None.

Item 5.  Ownership of Five Percent or Less of a Class.

                  Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

                  Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

                  Not applicable.





                             Page 5 of 6 pages

Item 8.  Identification and Classification of Members of the Group.

                  Not applicable.

Item 9.  Notice of Dissolution of a Group.

                  Not applicable.

Item 10.          Certification.

         By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of and with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.


                                 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: March 23, 1998


                                    SECURITY CAPITAL U.S. REALTY




                                    By: /s/ Ariel Amir
                                       ---------------------------------
                                    Name:  Ariel Amir
                                    Title: Vice President



                                    SECURITY CAPITAL HOLDINGS S.A.




                                    By: /s/ Ariel Amir
                                        __________________________________
                                    Name:  Amiel Amir
                                    Title: Vice President





                             Page 6 of 6 pages